[EAGLE ROCK ENERGY LETTERHEAD]
October 24, 2006
Carmen Moncada-Terry
Gary Newberry
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0410
Re: Treatment of Unrealized Derivative Gains / Losses in Forecast
Dear Ms. Moncada-Terry and Mr. Newberry:
     In response to your question from this afternoon regarding our treatment of unrealized derivative gains / losses in our forecast presentation, I would like to further confirm the following:
     We do not include the period to period unrealized derivative gains / losses estimate in our forecast as they are un-realized, non-cast items which do not impact our cash from operating activities, our cash balances nor our ability to make our projected cash distribution. These unrealized derivative gains / losses reflect the estimated gains or losses in value on those hedging instruments that will settle in periods subsequent to the period in question. We do include in our forecast the estimated impact of our realized derivative gains or losses on those hedging instruments that settle in the period in question, based on the commodity pricing assumptions that we have included in our forecast, as these realized derivative gains / losses do impact our cash from operating activities. As our hedging instruments settle from period to period, their prior period unrealized gain or loss may convert into a realized gain or loss, depending on pricing movements from one period to the next. To reiterate, these realized derivative gains / losses are included and captured in our forecast.
     In addition, unrealized derivative gains / losses as of a specific date will not necessarily translate into a realized derivative gains / losses of the same magnitude or even the same sign as the latter will be determined by fluctuations in commodity prices from period to period. Unrealized derivative gains / losses shown on our balance sheets would only become realized derivative gains / losses of the same amount if we elected to unwind the hedging instruments that underlie the specific gain or loss. As the hedging instruments we have entered into have been executed to hedge our commodity pricing and interest rate risks, we have not and do not expect to unwind these instruments prior to expiration. The unrealized derivative gains / losses balances, while subject to a certain degree of volatility due to changing commodity prices, are forecasted to become settled and realized in their contract settlement period.
     Please let me know if you have any additional questions regarding this topic or any other at your earliest convenience as we would like to proceed with our offering as soon as possible.
Sincerely
/s/ Alfredo Garcia
Alfredo Garcia
Senior Vice President
Corporate Development

Eagle Rock Energy Partners, L.P. Derivatives MTM 12/31/05 MTM 3/31/06 MTM 6/30/06 Change 12/31/05 to 3/31/06 Change 3/31/06 to 6/30/06 Change 12/31/05 to 6/30/06 Liquids (1,108,764) (598,172) (3,155,940) 510,592 (2,557,768) (2,047,176) WTI (2,737,589) (12,048,882) (17,645,984) (9,311,293) (5,597,102) (14,908,395) Gas 11,154,483 4,021,807 2,129,249 (7,132,676) (1,892,558) (9,025,234) Total Commodity 7,308,130 (8,625,247) (18,672,675) (15,933,377) (10,047,428) (25,980,805) ========= $26.0 million in pg. 94 Total IR Swaps (1,599,222) 3,376,315 7,488,386 4,975,537 4,112,071 9,087,608 Total Derivatives 5,708,908 (5,248,932) (11,184,289) (10,957,840) (5,935,357) (16,893,197) Amortization 3/31/06 Amortization 6/30/06 Total 25,980,805 Liquids 2,130,566 2,130,566 4,261,131 + 9,830,301 WTI 918,180 918,180 1,836,360 35,811,106 ========= $35.8 million in pg. 20 Gas 2,083,155 1,649,655 3,732,810 - 9,087,608 26,723,498 ========= $26.7 million in pg. 22 Total 5,131,901 4,698,401 9,830,301 1. $26.0 million in pg. 94 refers to the change in MTM on the commodity hedges 2. $26.7 million in pg. 22 refers to the overall change in our commodity risk management portfolio, including amortization of premiums